Commission File Number 333-105793
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-KSB  ☐ Form 11-K   ☐ Form 20-F    ☐ Form 10-QSB    ☐ Form N-SAR

For Period Ended:                 December 31, 2007

☐  Transition Report on Form 10-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form 20-F
☐  Transition Report on Form N-SAR
☐  Transition Report on Form 11-K

For the Transition Period Ended:

READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR TYPE.  Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.  If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:        CepTor Corporation

Former name if applicable:

Address of principal executive office (Street and number):     462 Seventh Avenue, Suite 1200

City, state and zip code:       New York, NY 10018

PART II
RULE 12b-25(b) AND (c)

If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

☒  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th  calendar day  following  the  prescribed  due date; or the subject  quarterly  report or  transition  report on Form 10-Q,  or portion thereof  will be filed on or before the fifth  calendar day  following  the prescribed due date; and

☐  (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition  report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to certain transactions and events occurring during the 2007 calendar year and the complexity of the review required, the Registrant will unable to file the Form  10-KSB  for the fiscal year ended  December 31, 2007 by March 31, 2008 without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Howard Becker             (212)                        629-0804

(Name)                            (Area Code)            (Telephone number)

(2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

CepTor Corporation
(Name of Registrant as Specified in Charter)

Has caused this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date: March 26, 2008                 /s/ Howard Becker
                                                      Name:  Howard Becker
                                                      Title: Chief Executive Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).